LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER                                         WRITER’S EMAIL
(202) 274-2009                                                mlevy@luselaw.com

March 12, 2012

Via Edgar

Mr. Michael R. Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          Oritani Financial Corp.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed on September 12, 2011
Definitive Proxy Statement on Schedule 14A
Filed October 24, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 9, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 9, 2011
File No. 00-134786

Dear Mr. Clampitt:

On behalf of Oritani Financial Corp. (the “Company”), we are providing a response to the Staff's letter, dated March 6, 2012.  The Company’s response is set forth below and is keyed to the numbered comment set forth in the Staff’s comment letter.

Definitive Proxy Statement on Schedule 14A filed October 24, 2011

Proxy Card

1.           With regards to Exchange Act Rule 14a-21’s requirement for the shareholder advisory vote to approve the compensation paid to your named executive officers, your proxy card states shareholders are being asked to vote on an “advisory, non-binding proposal with respect to the executive compensation described in the Proxy Statement.”  Your proxy card should clarify that shareholders are being asked to approve the company’s executive compensation.  Refer to Compliance and Disclosure Interpretations Question 169.07.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael R. Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 12, 2012

The Company’s proxy card for its next annual meeting of stockholders will clarify that shareholders are being asked to approve the Company’s executive compensation.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 4.  Controls and Procedures

2.           Please amend your Form 10-Q to include the information required by Item 308(c) of Regulation S-K.  Refer to Item 4 of Form 10-Q.

The Company’s Form 10-Q for the Quarterly Period Ended December 31, 2011 will be amended to include the information required by Item 308(c) of Regulation S-K.  Specifically, the Company will state that there were no changes in its internal control over financial reporting during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 4.  Controls and Procedures

3.           You state that there were no significant changes made in the company’s internal controls over financial reporting during the quarter ended September 30, 2011 that material affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please confirm that there were no such changes in your internal control over financial reporting during the quarter ended September 30, 2011.  In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

The Company confirms that there were no changes in its internal control over financial reporting that occurred during the relevant quarter that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  In addition, the Company represents that it will conform its disclosure in future filings to comply with Item 308(c) of Regulation S-K.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael R. Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 12, 2012

*  *  *  *

The Company duly acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the Staff’s comments.  We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009 or John Gorman at 202-274-2001.

Very truly yours,

/s/ Marc Levy

Marc Levy

cc:           Kevin Lynch, Oritani Financial Corp.
John M. Fields, Oritani Financial Corp.
John J. Gorman, Esq.
Michael F. Johnson, Securities and Exchange Commission